SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of November, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: November 20, 2006	By:	/s/ Michael B. McSweeney
	Name:	Michael B. McSweeney
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release Dated November 20, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Inc. Appoints New CEO

Oakville, Ontario, November 20, 2006 - Bennett Environmental Inc. (TSX: BEV, AMEX:BEL) announced today the appointment of its new Chief Executive Officer, Jack Shaw, who will undertake this position immediately.

After a five month comprehensive search process, conducted by a leading executive search firm, the Company’s Board of Directors concluded that Mr. Shaw’s twenty-five years of senior management experience, especially in the area of sales and marketing with two leading environmental service companies, was one that fit with Bennett’s immediate needs.

“Bennett Environmental has spent a great deal of time restructuring its operations over the past five months for what the Company expects to be a resumption of revenue growth and profitability”, commented David Williams, Chairman of the Company’s board, and “with Jack’s appointment, we now have the leadership required to truly move Bennett forward”. Further, Mr. Williams commented that “the board looks forward to Jack leveraging his past experiences of working with troubled companies and underperforming assets to broaden the Company’s network and to building new relationships with customers and clients.”

In the past Jack Shaw held executive positions with Laidlaw, Philip Services and Mosaic Chemical. He received his MBA from the University of Western Ontario’s Ivey School of Business and his BA in Economics from Wilfrid Laurier University.

Forward Looking Statements

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high-temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America. For information, please visit the Bennett Environmental website at: www.bennettenv.com.

Contact:

Michael McSweeney

Vice President

Bennett Environmental Inc.

(905) 339-1540 ext 209